Exhibit 99.1

ADIRA ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015, 2014 and 2013

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adira Energy Ltd.

We have audited the accompanying consolidated statements of financial position of Adira Energy Ltd. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive profit and loss, changes in (deficit) equity and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014 and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b), the Company has experienced negative cash flows from operations since inception and has accumulated a significant deficit which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements as at December 31, 2013 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their audit reports dated April 30, 2014.

Mississauga, Ontario
April 28, 2016
Chartered Professional Accountants
Licensed Public Accountants

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

		December 31,
	Note	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$124	$334
Restricted deposits	5	-	9
Loan receivable	6	25	-
Other receivables and prepaid expenses	7	14	64

Total current assets		163	407

NON-CURRENT ASSETS:
Property and equipment, net	8	-	2

Total assets		$163	$409

LIABILITIES AND (DEFICIT) EQUITY

CURRENT LIABILITIES:
Trade payables	10	$60	$167
Other accounts payable and accrued liabilities	11	65	56

Total current liabilities		125	223

NON-CURRENT LIABILITIES
Warrant liability	12	112	-
			-
Total liabilities		237	223

(DEFICIT) EQUITY:
Share capital	15	-	-
Additional paid-in capital	15	34,060	34,051
Accumulated deficit		(34,134)	(33,865)

Total (deficit) equity		(74)	186

Total liabilities and equity		$163	$409

The accompanying notes are an integral part of the consolidated financial statements.

Approved on Behalf of the Board:

April 28, 2016	/s/ Dennis Bennie	/s/ Alan Friedman
Date of approval of the financial statements	Dennis Bennie Chairman of the Board	Alan Friedman Director

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

		Year ended December 31,

	Note	2015	2014	2013

Revenues and other income	21	$-	$-	$17

Expenses:
Exploration expenses	9	-	-	677
General and administrative expenses	8 &20	349	602	2,813
Gain on settlement of accounts payable and other payables	9 &18	(25)	(1,374)	-
Impairment charge		-	-	5,168

Total expenses		324	(772)	8,658

(Loss) income before financing income, (loss) gain on foreign exchange and gain on revaluation warrant liability		(324)	772	(8,641)

Financing income		-	-	3,027
Loss on foreign exchange		(23)	(37)	(30)
Gain on revaluation of warrant liability	12	78	-	-

(Loss) income before income taxes		(269)	735	(5,644)
Income taxes	14	-	-	-

Net (loss) income and comprehensive (loss) income		$(269)	$735	$(5,644)

Basic and diluted net (loss) income per share attributable to equity holders of the parent	16	$(0.02)	$0.06	$(0.47)

Weighted average number of ordinary shares used in computing basic and diluted net (loss) income per share		15,439,508	12,158,302	12,052,073

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY
U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
	Number of	Share	Additional paid-in	Accumulated	Total (Deficit)
	shares	capital	capital	deficit	equity

Balance as of December 31, 2012	12,052,022	-	$33,966	$(28,956)	$5,010

Share-based compensation	-	-	57	-	57
Net loss	-	-	-	(5,644)	(5,644)

Balance as of December 31, 2013	12,052,022	-	34,023	(34,600)	(577)

Shares and warrants issued in private placement, net (Note 15(b)(ii))	240,000	-	60	-	60
Share-based compensation recovery	-	-	(32)	-	(32)
Net income	-	-	-	735	735

Balance as of December 31, 2014	12,292,022	$-	$34,051	$(33,865)	$186

Shares and warrants issued in private placement, net (Note 15(b)(iii))	4,820,000	-	7	-	7
Share-based compensation			2	-	2
Net loss	-	-	-	(269)	(269)

Balance as of December 31, 2015	17,112,022	$-	$34,060	$(34,134)	$(74)

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Cash flows from operating activities:
Net (loss) profit	$(269)	$735	(5,644)

Adjustments to reconcile net (loss) income to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation		45	88
Impairment charge	-	-	5,168
Loss on sale of fixed assets	2	3	-
Revaluation of warrants	(78)	-	(3,013)
Share-based compensation (recovery)	2	(32)	57
Gain on settlement of accounts payable and other payables	(25)	(1,374)	-

	(368)	(1,358)	2,300
Changes in operating asset and liability items:

Decrease in accounts receivable, other receivables and prepaid expenses	50	2,449	4,847
Decrease in trade payables	(82)	(1,276)	(3,024)
Increase (decrease) in other accounts payable and accrued liabilities	9	(930)	(490)

	(23)	243	1,333

Net cash used in operating activities	(391)	(380)	(2,011)

Cash flows from investing activities:

Expenditures on exploration and evaluation assets	-	-	(2,636)
Proceeds from sale of equipment	1	11	1,823
Cash provided for loan receivable	(25)	-	-
Decrease in restricted cash	9	26	1,047

Net cash (provided by) generated in investing activities	(15)	37	234

Cash flows from financing activities:

Proceeds from issue of shares, net of share issuance costs	196	60	-

Net cash provided by financing activities	196	60	-

Decrease in cash and cash equivalents	(210)	(283)	(1,777)
Cash and cash equivalents at the beginning of the year	334	617	2,394

Cash and cash equivalents at the end of the year	$124	$334	617

The accompanying notes are an integral part of the consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.	Nature of operations
Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas exploration company. Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada.  The registered head office is located at 20 York Mills Road, Suite 400, Toronto,. Ontario, M2P 2C2.  The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange (“TSX”) in Canada. The consolidated financial statements of the Company for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on April 28, 2016.

Letter of intent to complete a transaction

On November 4, 2015, the Company entered into a letter of intent (“LOI”) with SMAART Holdings Inc. (“SMAART”) whereby the Company will acquire SMAART through a three cornered amalgamation between the Company and its wholly owned subsidiary (the “Transaction”).  In connection with the completion of the Transaction the amalgamated entity (the “Resulting Issuer”) intends to continue to be listed on the TSX Venture Exchange using Adira’s current listing.

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)	Empower Healthcare Corporation (“EHC”) is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company (“THCC”) is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

(iv)	The Hemp & Cannabis Company (Washington) owns a property in Washington state that previously was used to cultivate cannabis on behalf of clinic patients.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSX Venture Exchange. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of the SMAART will own the remaining 90%.

Another condition of the Transaction is that SMAART complete a financing to close concurrently with the completion of the Transaction raising net proceeds of at least $2,400,000. The funds will be available as working capital for the Resulting Issuer.

The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by the SMAART and two of which shall be nominated by Adira.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Continued)

b.	Going concern
The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As at December 31, 2015, the Company had an accumulated deficit of $34,134 and is not yet generating operating cash flows. As such, there is significant doubt regarding the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

b.	Basis of presentation
The consolidated financial statements have been prepared on a historical cost basis, and are presented in U.S. dollars. All values are rounded to the nearest thousand ($000), except share and per share data or when otherwise indicated.

On August 9, 2013, the Company completed a consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the "Share Consolidation").

On September 29, 2014, the Company completed a second consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the "Second Share Consolidation").  All share and per share data for all periods presented have been adjusted to reflect the decrease in number of shares resulting from the Consolidation and the Second Consolidation.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 2:	BASIS OF PREPARATION (Continued)

c.	Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Adira Energy Holdings Corp., Adira Energy Israel Ltd and Adira Energy Israel Services Ltd.
On July 2015 and December 2015, the Company voluntarily liquidated and deregistered Adira Oil Technologies, and its 60% ownership in Adira Geo Global Limited, respectively.  The results are included in the consolidated statements of comprehensive profit and loss up to the effective date of dissolution.
Adira Energy Israel Ltd and Adira Energy Israel Services Ltd are currently in the process of being voluntarily liquidated and deregistered in Israel.
NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

a.	Significant judgments and estimates
The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.
Fair value of derivative financial instruments: Management assesses the fair value of the Company’s financial derivatives in accordance with the accounting policy stated in Note 3(j) to the consolidated financial statements. Fair value of the warrant liability has been measured using the Black-Scholes model, taking into account the terms and conditions upon which the warrants are granted. These calculations require the use of estimates and assumptions. Changes in assumptions concerning volatilities, interest rates, foreign exchange rates, and expected life could have a significant impact on the fair value attributed to the Company’s financial derivatives.

b.	Translation of foreign currencies
The Company’s presentation currency is the U.S. dollar. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for the Company and each of its subsidiaries, and is used to measure the financial position and operating results. The functional currency of the Company and its subsidiaries is the U.S. dollar. Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences, are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

c.	Cash equivalents
Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	Financial instruments
The Company’s financial instruments consist of the following summarized accounts included within the consolidated statements of financial position:

Financial assets and liabilities Cash and cash equivalents Restricted deposits Other receivables Loan receivables Trade payables Accounts payable and accrued liabilities Warrant liability	Classification Loans and receivables Loans and receivables Loans and receivables Loans and receivables Other financial liabilities Other financial liabilities Fair value through profit and loss

Loans and receivables:  Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market. These assets are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount on initial recognition.

Other financial liabilities:  Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these other financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are derecognized when the obligations are discharged, cancelled or expired.

Fair value through profit and loss:  Derivative instruments include the warrant liability which is recorded at fair value on initial recognition and at each subsequent reporting period.  Any gains or losses arising from changes in fair value are recorded in the statement of comprehensive profit and loss for the period.

Impairment of financial assets:  Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include financial difficulty of the counterparty, default or delinquency in interest or principal payment or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable balance is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.	Financial instruments
Financial instruments recorded at fair value:  The Company classifies its financial instruments according to a three level hierarchy that reflects the significance of the inputs used in making fair value measurements.

The three levels of the fair value hierarchy are as follows:

• Level 1 ‑ Unadjusted quoted prices in active markets for identical assets and liabilities;

• Level 2 ‑ Inputs other than quoted prices that are observable for assets or liabilities directly or indirectly; and

• Level 3 ‑ Inputs for assets or liabilities that are not based on observable market data.

Management has determined that the warrant liability represents a level 2 input.

f.	Property and equipment
Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Office furniture and equipment	10
Computers and peripheral equipment	33

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

g.	Impairment of non-financial assets
The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

h.	Income taxes
Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

i.	Share-based payment transactions
The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.
The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

j.	Warrant liability
As the warrants have an exercise and presentation price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity.  These warrants have been classified as warrant liability and are recorded initially at the fair value and revalued at each reporting date, using the Black-Scholes valuation method.  Changes in fair value for each period are included in comprehensive profit and loss for the period.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.	Loss / income per share
Basic loss / income per share is computed by dividing the profit or loss for the period by the weighted average number of common shares outstanding during the period.  Stock options and common share purchase warrants are not included in the calculation of diluted loss per share if their inclusion would be antidilutive.

l.	Standards and amendments issued but not yet effective
The IASB issued new standards and amendments not yet effective.

IFRS 9, Financial Instruments (“IFRS 9”) was initially issued by the IASB on November 12, 2009 and issued in its completed version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for financial years beginning on or after January 1, 2018. The Company anticipates that this standard will be adopted in the Company’s consolidated financial statements for the year beginning January 1, 2018, and has not yet considered the potential impact of the adoption of IFRS 9.

IAS 1, Disclosure Initiative: Amendments to IAS 1, was issued by the IASB on December 18, 2014 as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after January 1, 2016.  Early adoption is permitted.  These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosure.  The Company has not yet determined the impact of IAS 1 on its consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 4:	CASH AND CASH EQUIVALENTS

	December 31,
	2015	2014

In US dollars	$2	$249
In Canadian dollars	102	41
In new Israeli shekels (“NIS”)	20	44

	$124	$334

NOTE 5:	RESTRICTED CASH
Short-term restricted cash of $NIL as of December 31, 2015 (2014 - $9), relates to deposits held by a financial institution as security in connection with a guarantee against the Company's credit facility.

NOTE 6:	LOAN RECIEVABLE
In connection with the Transaction, Adira has advanced $25 to SMAART to meet it's ongoing working capital requirements pending the completion of the transaction. It is anticipated that a further sum of up to $75 will be advanced upon receiving the approval of the TSXV following the submission of a filing package by Adira with respect to the Transaction. Finally, an additional $100 will be advanced to SMAART upon the receipt of the conditional approval of the TSXV with respect to the Transaction. The loan receivable is secured by the assets of SMAART. The loan receivable is interest free for 120 days post the release of the first tranche of the planned concurrent financing and thereafter interest shall be payable at 1.5% per month compounded as well as a penalty fee of $40.

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014
Government authorities	$2	$16
Prepaid expenses	12	48
	$14	$64

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 8:	PROPERTY AND EQUIPMENT, NET
Composition and movement:

2015
	Computer and peripheral equipment	Total
Cost:
Balance at January 1, 2015	$3	$3
Disposals during the year	(3)	(3)
Balance at December 31, 2015	$-	$-

Accumulated depreciation:
Balance at January 1, 2015	$1	$1
Depreciation for the year	-	-
Disposals during the year	(1)	(1)
Balance at December 31, 2015	$-	$-

Depreciated cost at December 31, 2015	$-	$-

During the year, Adira Israel disposed of assets with a net cost of $2, for which it received proceeds of $1 and recorded a net loss of $1, which is included in general and administrative expenses in the Consolidated Statements of Comprehensive Profit and Loss.

2014
	Office furniture and equipment	Computer and peripheral equipment	Total
Cost:
Balance at January 1, 2014	$5	$285	$290
Disposals during the year	(5)	(282)	(287)
Balance at December 31, 2014	$-	$3	$3

Accumulated depreciation:
Balance at January 1, 2014	$4	$225	$229
Depreciation for the year	1	44	45
Disposals during the year	(5)	(268)	(273)
Balance at December 31, 2014	$-	$1	$1

Depreciated cost at December 31, 2014	$-	$2	$2

During the year, Adira Israel disposed of assets with a net cost of $14, for which it received proceeds of $11 and recorded a net loss of $3, which is included in general and administrative expenses in the Consolidated Statements of Comprehensive Profit and Loss.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 9:	EXPLORATION AND EVALUATION ASSETS

The following is a description of activities in respect of the Company's licenses:

a.	Gabriella:
The Gabriella License was awarded to the Company in July 2009. The license was issued for an initial three year period and could be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in case of a reserve discovery.

On September 22, 2014, the Petroleum Commissioner advised that the Gabriella License expired, without further extension being granted, due to the milestones in their work program not being achieved.

b.	Yitzhak:
The Yitzhak license was awarded to the Company in October 2009. The license was issued for an initial three-year period and may be renewed upon fulfillment of certain conditions for a further four-year period with a further renewal option of two years in case of a reserve discovery. In October 2013, the Company had received a renewal of the Yitzhak license to October 15, 2014, including extension of certain milestones. The Company did not meet the milestones on the license, which expired on October 15, 2014.

c.	Yam Hadera:
The Company had an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License") from Modiin Energy LP (“MELP”). The Yam Haera license is located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option was exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner advised MELP that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved. On October 22, 2014, MELP sent a letter of appeal to the decision with the Minister of Energy and Water, however, in December 2015, MELP was notified that their appeal was denied and that the license had expired.

d.	For the year ended December 31, 2014 Adira Israel recorded a gain on settlement of accounts payable and other payables in the amount of $1,374, arising from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2014.

NOTE 10:	TRADE PAYABLES
Trade payables are non-interest bearing and are normally settled on 60-day terms.

NOTE 11:	OTHER ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2015	2014

Employees in respect of payroll	$-	$30
Accrued expenses	65	26
	$65	$56

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 12:	WARRANT LIABILITY
On May 7, 2015 Company issued 4,820,000 warrants in conjunction with a private placement (Note 15(b) (ii)).  The warrants have an expiry period of 3 years from date of issuance and an exercise price of $0.05 CDN per common share.

The warrants were valued at $189 at the time of issuance and revalued at $112 as at December 31, 2015.  A gain of $78 was recorded in the Consolidated Statement of Comprehensive Profit and Loss for the year ended December 31, 2015.  The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions:

	May 7, 2015	December 31, 2015
Expected life	3 years	2.35 years
Risk-free interest rate	0.64%	0.50%
Dividend yield	0.00%	0.00%
Foreign exchange rate (USD/CAD)	0.8276	0.7209
Expected volatility	222.04%	177.23%

NOTE 13:	FINANCIAL INSTRUMENTS
The Company's activities expose it to various financial risks, such as market risks (foreign currency risk, consumer price index risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management program focuses on actions to minimize potential adverse effects on the Company's financial performance.

a.	Credit risk:
Concentration of credit risk exists with respect to the Company's cash and cash equivalents, restricted deposits balances and other receivables. The Company’s exposure as at December 31, 2015 and 2014 was for $151 and $359 respectively, which consisted of $124 (2014 - $334) in cash held in bank accounts, $Nil (2014 - $9) in restricted deposits, $2 (2014 - $16) in government authorities and $25 in loan receivables (2015 - $Nil).
The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company's investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. The Company regularly monitors credit extended to customers and their general financial condition. The Company historically has not had significant past-due receivables.

b.	Liquidity risk:
Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to determine whether it will have sufficient funds to meet its current liabilities when due. As of December 31, 2015, the Company had cash and cash equivalents of $124 (2014 - $334), restricted deposits of $Nil (2014 - $9), and other receivables, and prepaid expenses of $14 (2014 – $64) and loan receivable of $25 (2014 - $Nil) to settle current liabilities in the amount of $125 (2013 – $223) (Note 1(b)).

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 13:	FINANCIAL INSTRUMENTS (Continued)

c.	Market risk:
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk and foreign currency risk.

1.	Interest rate risk:
The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

2.	Foreign currency risk:
The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in new Israeli shekels ("NIS") and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S or the Canadian dollar would not have a significant effect on the Company.

NOTE 14:	INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2014 – 26.5%) to the effective tax rates for the years ended December 31 is as follows:

	2015	2014
Income (loss) before recovery of income taxes	$(269)	$735
Expected income tax (recovery) expense	$(71)	$195
Difference in foreign tax rates	-	-
Tax rate changes and other adjustments	(7,423)	(1,208)
Non-deductible expenses	(16)	(343)
Unrealized foreign exchange	1,290	617
Change in tax benefits not recognized	6,220	739
Income tax (recovery) expense	$-	$-

Deferred tax
The following table summarizes the components of deferred tax:

	2015	2014
Deferred Tax Assets
Non-capital losses carried forward	$1,120	$475

Deferred Tax Liabilities
Note payable	$(1,120)	$(475)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 14:	TAXES ON INCOME (Continued)

Unrecognized Deferred Tax Assets
Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2015	2014
Deferred income tax assets
Property and equipment	$1	$1
Share issuance costs	$286	$874
Non-capital losses carried forward	$2,931	$5,887

The Canadian non-capital loss carry forwards expire as noted in the table below. Share issue and financing costs will be fully amortized in 2016. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.
The Company’s Canadian non-capital income tax losses expire as follows:

2027	$74
2028	400
2029	742
2030	935
2031	1,945
2032	574
2033	947
2034	802
2035	740
$7,159

As of December 31, 2015, carryforward losses in Israel are approximately $27 million and may be carried forward indefinitely.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 15:	CAPITAL

a.	Authorized
Unlimited number of Common shares without nominal or par value.

b.	Issued and outstanding Common shares

(i)	As at December 31, 2015, the Company had 17,112,022 (2014 - 12,292,022) shares issued and outstanding.

(ii)	On July 23, 2014, the Company completed a non-brokered private placement by issuing 240,000 common shares at a price of $0.25 per common share for gross proceeds of $60.

(iii)	On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000 units (“Units”) for gross proceeds of $202 ($241,000 CDN). Each Unit consisted of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018.

As the warrants are exercisable in a currency other than the Company’s functional currency they are treated as a derivative liability (Note 12). The fair value of the warrants was $189 and was first allocated to the liability with the residual balance of $7, net of $6 in share issuance costs, recorded in additional paid-in capital.

c.	Stock Option Plan
Under the Company's August 31, 2009 Stock Option Plan ("the Incentive Stock Option Plan"), options may be granted to employees, officers, consultants, service providers and directors of the Company or its subsidiaries.

Stock options may be issued up to 10% of the Company's outstanding Common shares at a term and an exercise price to be determined by the Company's Board of Directors. The maximum term of the options is ten years from the date of grant.

As of December 31, 2015, an aggregate of 1,439,869 of the Company's options were still available for future grant.

The Company typically grants stock options with vesting periods of between two to four years, generally with the exercise price at the closing price of the stock on the date of the grant and an expiration date of five years from the date of grant.

A summary of the stock option plan and changes during the years ended December 31, 2015 and 2014 were as follows:

	Number of options outstanding	Weighted average exercise price
Balance, January 1, 2014	658,533	$5.45

Options forfeited	(242,533)	4.29

Balance, December 31, 2014	416,000	5.37

Options forfeited	(144,666)	8.34

Balance, December 31, 2015	271,334	$2.85

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 15:	CAPITAL (Continued)

c.	Stock Option Plan (Continued)
The following tables summarize information about stock options outstanding and exercisable as of December 31, 2015:

Grant date	Expiry date	Grant date fair value	Exercise price	Number of options outstanding	Number of options exercisable	Average remaining contractual life

January 11, 2011	January 10, 2016	$9.90	$8.65	16,667	16,667	0.03
May 3, 2011 (*)	May 2, 2016	$7.80	$6.49	16,667	16,667	0.34
December 1, 2011 (*)	November 30, 2016	$3.30	$5.41	2,000	2,000	0.92
August 22, 2012 (*)	August 21, 2017	$1.05	$2.16	236,000	236,000	1.64

				271,334	271,334

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on December 31, 2015.
Stock options granted are expensed as share-based payments. For grants made until December 31, 2011, the Company used the Black-Scholes option pricing model to value stock options granted.  For grants made from January 1, 2012, the Company uses the Binominal option pricing model to value stock options granted.

During the year ended December 31, 2015 the Company recorded a share-based compensation expense of $2 as a result of the vesting of previously granted stock options. During the year ended December 31, 2014 the Company recorded share-based compensation recovery of $32 as a result of stock options that had not fully vested being cancelled during the year.

d.	Share purchase warrants

The Company has share purchase warrants outstanding entitling the holders to acquire Common shares as follows:

	Number of warrants (*)	Weighted average exercise price

Balance as of January 1, 2014	82,365,640	$0.20

Warrants expired	(3,353,000)	0.12
Balance as of December 31, 2014	79,012,640	0.17

Warrants granted	4,820,000	0.04
Warrants expired	(79,012,640)	0.14
Balance as of December 31, 2015	4,820,000	$0.04

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 15:	SHARE CAPITAL (Continued)

d. Share purchase warrants (Continued)

The following tables summarize information applicable to warrants outstanding as of December 31, 2015:

Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$ 0.04	$ 0.04	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of December 31, 2015.

NOTE 16:	(LOSS) EARNINGS PER SHARE
Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the treasury stock method.  Outstanding stock options of 271,334 (2014 – 416,000) and warrants of 4,820,000 (2014 - 5,267,509), after giving effect to share consolidations, were not included in the computation of diluted loss (2014 - earnings) per share as their inclusion would be anti-dilutive.

NOTE 17:	CAPITAL MANAGEMENT
The Company is in the early stage of gas and petroleum exploration. The Company has negative cash flows from current operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place. The Company supervises the actual expenditure against the budget to manage its costs and commitments.

The Company's capital management objective is to maximize investment returns for shareholders within the context of relevant opportunities and risks associated with the Company's operating segment.  Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors.  Establishing and adjusting capital requirements is a continuous administrative process.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 18:	RELATED PARTY TRANSACTIONS
For the year ended December 31, 2015, the Company recognized $58 for advisory fees and operating expenses to private companies controlled by the directors or by officers of the Company (2014 - $233).
These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

Compensation to directors and key management personnel:

The CEO, CFO, and V.P. Business Development, and the directors are considered key management personnel.

	Year ended December 31,
	2015	2014	2013

Short-term employee benefits	$38	$212	$1,133
Share-based compensation	1	22	16
	$39	$234	$1,149

Number of people	2	2	6

Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended December 31,
	2015	2014	2013

Board of directors fees	$45	$38	$32

Number of people	3	3	3

For the year ended December 31, 2015 Adira Energy Ltd recorded a gain on settlement of accounts payable and other payables in the amount of $25, arising from settlement agreements reached with related parties.

NOTE 19:	COMMITMENTS AND CONTINGENCIES
As of December 31, 2015, the Company has no commitments or contingencies.

ADIRA ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015, 2014 and 2013

U.S. dollars in thousands, except share and per share data

NOTE 20:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013

Payroll and related payments	$-	$307	$945
Share-based compensation (recovery)	2	(32)	32
Professional fees	247	122	968
Rent and office expenses	46	90	280
Depreciation	-	45	88
Travel	-	-	18
Insurance	25	30	48
Others	29	40	434

	$349	$602	$2,813

NOTE 21:	REVENUES AND OTHER INCOME

a.	The Company operated in one segment, the oil and gas business and conducted its operations in Israel with its head office in Canada. Details on the Company’s revenues and other income (all of which were derived from Israel) are as follows:

	Year ended December 31,
	2015	2014	2013

Consulting	$-	$-	$7
Operator fees	-	-	5
Other income	-	-	5

	$-	$-	$17

b.	For the year ended December 31, 2013, all $17 of revenues were derived from one customer.

NOTE 22:	SUBSEQUENT EVENTS
On February 10, 2016, the Company completed the voluntarily liquidation and deregistration of Adira Energy Israel Services Limited.